FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                   23 May 2007


                               File no. 0-17630


                                Operations Visit



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Operations Visit


             CRH Operations Visit for Investors and Analysts


CRH plc, the International Building Materials Group, is hosting a visit to Switzerland for investors and sector analysts commencing today Wednesday 23rd May and concluding Friday 25th May 2007.

This will entail visiting a number of CRH's Swiss Materials and Distribution locations and presentations by management. No material new information will be disclosed in the presentations and no new trading information will be provided.


Copies of the presentations made during the course of the visit will be available on CRH's website (www.crh.com) as they are presented from 07:00 BST on Thursday 24th and Friday 25th May 2007 respectively.



Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  23 May 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director